Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nano Dimension Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Change in Basis of Accounting

The Company’s annual consolidated financial statements for 2024 were previously prepared in conformity with IFRS as issued by the IASB. As more fully described in Note 2A to the consolidated financial statements, the Company elected to change the basis of accounting used in preparing its financial statements from IFRS to United States generally accepted accounting principles. Consequently, the Company’s 2024 financial statements including prior years financial statements for 2023 and 2022, referred to above, are now being presented in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel
August 19, 2025

Nano Dimension Ltd

Consolidated Balance sheets

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2024
Assets
Cash and cash equivalents		309,571	317,169
Bank deposits		541,967	440,790
Restricted deposits		60	537
Trade receivables, net of allowance for doubtful accounts ($660 and $811, respectively)	3	12,710	9,141
Other receivables	4	11,290	4,790
Inventory	5	18,390	16,899
Total current assets		893,988	789,326

Restricted deposits		881	768
Marketable equity securities		138,446	86,190
Property plant and equipment, net	6	16,716	14,143
Right-of-use assets	13	12,359	9,958
Intangible assets, net	7	2,235	2,155
Total non-current assets		170,637	113,214
Total assets		$1,064,625	902,540

Nano Dimension Ltd

Consolidated Balance sheets (CONT’D)

U.S. dollars in thousands (except share and per share data)

Liabilities and Equity

		December 31,
	Note	2023	2024
Liabilities
Trade payables		4,696	4,249
Other payables	9	24,947	22,294
Current portion of lease liability		3,342	3,421
Current portion of bank loan		38	138
Total current liabilities		33,023	30,102
Employee benefits	12	2,773	4,700
Lease liability	13	9,228	6,707
Deferred tax liabilities	15	75	—
Bank loan		595	276
Total non-current liabilities		12,671	11,683
Total liabilities		45,694	41,785
Commitments and contingencies	14

Equity
Non-controlling interests		1,011	715
Share capital of NIS 5 par value each; 500,000,000 ordinary shares authorized; 235,597,000 and 215,777,000 shares issued and outstandings as of December 31, 2023, and December 31, 2024, respectively	10	400,700	409,145
Additional paid-in capital		1,290,435	1,297,348
Treasury shares		(97,896)	(167,651)
Foreign currency translation reserve		2,929	1,044
Remeasurement of pension and postretirement benefit plans		588	(2,181)
Accumulated loss		(578,836)	(677,665)
Equity attributable to owners of the Company		1,017,920	860,040
Total equity		1,018,931	860,755
Total liabilities and equity		1,064,625	902,540

Nano Dimension Ltd

Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except per share data)

		For the Year Ended
		December 31,
	Note	2022	2023	2024
Revenues	11	$43,633	56,314	57,775
Cost of revenues		23,714	30,159	31,231
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		4,639	97	1,655
Total cost of revenues		28,353	30,256	32,886
Gross profit		15,280	26,058	24,889
Operating expenses
Research and development expenses		71,792	65,146	39,558
Sales and marketing expenses		37,039	34,258	27,657
General and administrative expenses		35,599	55,973	39,535
Other expenses (income), net		1,592	(1,627)	5,966
Impairment losses	6	40,523	—	1,283
Total Operating expenses		186,545	153,750	113,999
Operating loss		(171,265)	(127,692)	(89,110)
Finance income		20,507	47,584	42,573
Finance expenses		(16,129)	(367)	(668)
Gain (loss) on investment in marketable equity securities		(62,791)	23,462	(52,256)
Loss before taxes on income		(229,678)	(57,013)	(99,461)
Taxes expenses	15	(264)	(62)	(397)
Net loss		$(229,942)	(57,075)	(99,858)
Loss attributable to non-controlling interests		(872)	(1,110)	(1,029)
Loss attributable to owners of the Company		(229,070)	(55,965)	(98,829)
Net Loss per share
Basic and diluted loss per share		$(0.89)	(0.23)	(0.45)
Weighted average shares outstanding, basic and diluted		257,794	248,019	218,311
Net loss		$(229,942)	(57,075)	(99,858)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(844)	2,368	(1,944)
Remeasurement of pension and postretirement benefit plan, net of tax		2,508	(1,920)	(2,769)
Total other comprehensive income (loss) for the year		1,664	448	(4,713)
Total comprehensive loss for the year		$(228,278)	(56,627)	(104,571)
Comprehensive loss attributable to non-controlling interests		(892)	(1,088)	(1,088)
Comprehensive loss attributable to owners of the Company		(227,386)	(55,539)	(103,483)

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

				Foreign	Remeasurement of
		Additional		currency	pension and
	Share	paid-in	Treasury	translation	postretirement	Accumulated		Non-controlling	Total
	capital	capital	shares	reserve	benefit plans	deficit	Total	interests	equity
For the year ended December 31, 2024:
Balance as of January 1, 2024	$400,700	1,290,435	(97,896)	2,929	588	(578,836)	1,017,920	1,011	1,018,931
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	792	792
Net loss	—	—	—	—	—	(98,829)	(98,829)	(1,029)	(99,858)
Other comprehensive loss for the year	—	—	—	(1,885)	(2,769)	—	(4,654)	(59)	(4,713)
Exercise of warrants, options and vesting of RSUs	8,445	(8,445)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	(69,755)	—	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	15,721	—	—	—	—	15,721	—	15,721
Balance as of December 31, 2024	$409,145	1,297,348	(167,651)	1,044	(2,181)	(677,665)	860,040	715	860,755

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

				Foreign	Remeasurement of
		Additional		currency	pension and
	Share	paid-in	Treasury	translation	postretirement	Accumulated		Non-controlling	Total
	capital	capital	shares	reserve	benefit plans	deficit	Total	interests	equity
For the year ended December 31, 2023:
Balance as of January 1, 2023	$388,406	1,285,078	(1,509)	583	2,508	(522,871)	1,152,195	767	1,152,962
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	1,332	1,332
Net loss	—	—	—	—	—	(55,965)	(55,965)	(1,110)	(57,075)
Other comprehensive income (loss) for the year	—	—	—	2,346	(1,920)	—	426	22	448
Exercise of warrants, options and vesting of RSUs	12,294	(12,294)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	(96,387)	—	—	—	(96,387)	—	(96,387)
Share-based payment acquired	—	(4,459)	—	—	—	—	(4,459)	—	(4,459)
Share-based payments	—	22,110	—	—	—	—	22,110	—	22,110
Balance as of December 31, 2023	$400,700	1,290,435	(97,896)	2,929	588	(578,836)	1,017,920	1,011	1,018,931

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

				Foreign	Remeasurement of
		Additional		currency	pension and
	Share	paid-in	Treasury	translation	postretirement	Accumulated		Non-controlling	Total
	capital	capital	shares	reserve	benefit plans	deficit	Total	interests	equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	$386,665	1,256,260	(1,509)	1,407		(293,801)	1,349,022	875	1,349,897
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	784	784
Net loss	—	—	—	—	—	(229,070)	(229,070)	(872)	(229,942)
Other comprehensive loss for the year	—	—	—	(824)	2,508	—	1,684	(20)	1,664
Exercise of warrants, options and vesting of RSUs	1,741	(1,741)	—	—	—	—	—	—	—
Share-based payment acquired	—	(1,005)	—	—	—	—	(1,005)	—	(1,005)
Share-based payments	—	31,564	—	—	—	—	31,564	—	31,564
Balance as of December 31, 2022	$388,406	1,285,078	(1,509)	583	2,508	(522,871)	1,152,195	767	1,152,962

Nano Dimension Ltd

Consolidated Statements of Cash Flows

U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
Cash flow from operating activities:
Net loss	$(229,942)	(57,075)	(99,858)
Adjustments:
Depreciation and amortization	3,714	1,972	2,642
Impairment losses	40,523	—	1,283
Financing income (expenses), net	138	(47,678)	(41,993)
Interest received	17,465	41,529	42,806
Revaluation of financial liabilities accounted at fair value	(4,516)	461	88
Changes in fair value of equity securities	62,791	(23,462)	52,256
Loss from disposal of property plant and equipment and right-of-use assets	948	326	67
Increase in deferred tax	(581)	(11)	—
Share-based payments	31,214	22,110	15,721
Other	454	418	330
	152,150	(4,335)	73,200
Changes in assets and liabilities:
(Increase) decrease in inventory	(4,603)	(340)	387
Decrease (increase) in other receivables	(1,978)	(5,775)	6,078
Decrease (increase) in trade receivables	(1,992)	(5,603)	2,950
Increase (decrease) in other payables	5,279	4,856	(1,150)
Increase (decrease) in employee benefits	1,497	(1,478)	(562)
Increase in trade payables	628	1,089	47
	(1,169)	(7,251)	7,750
Net cash used in operating activities	(78,961)	(68,661)	(18,908)

Cash flow from investing activities:
Change in bank deposits	141,555	(189,060)	100,530
Change in restricted bank deposits	(327)	(27)	(377)
Purchase of property plant and equipment	(9,388)	(9,098)	(2,196)
Acquisition of intangible asset	—	(1,524)	(711)
Acquisition of subsidiaries, net of cash acquired	(31,057)	—	—
Acquisition of marketable securities	(177,775)	—	—
Decrease in deposit in escrow	3,362	—	—
Other	(800)	835	—
Net cash from (used in) investing activities	(74,430)	(198,874)	97,246

Cash flow from financing activities:
Repayment long-term bank debt	(406)	(536)	(180)
Proceeds from non-controlling interests	510	1,089	555
Payment of a liability for contingent consideration in a business combination	(10,708)	(9,255)	—
Payments of share price protection recognized in business combination	(1,005)	(4,459)	(363)
Repurchase of treasury shares	—	(96,387)	(69,755)
Net cash used in financing activities	$(11,609)	(109,548)	(69,743)

Nano Dimension Ltd

Consolidated Statements of Cash Flows (CONT’D)

U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
	2022	2023	2024

Increase (decrease) in cash and cash equivalents	$(165,000)	(377,083)	8,595
Cash and cash equivalents at beginning of the year	853,626	685,362	309,571
Effect of exchange rate fluctuations on cash	(3,264)	1,292	(997)
Cash and cash equivalents at end of the year	$685,362	309,571	317,169

Non-cash activity:
Intangible asset acquired on credit	—	711	—
Property plant and equipment acquired on credit	52	214	69
Lease liabilities arising from obtaining right of use assets	15,196	929	1,275
Supplemental disclosure of cash flow information:
Income taxes paid during the year	620	136	314

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General

A.Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. Until April 11, 2025, the address of the Company’s principal executive office was 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Effective from that date, the Company’s principal executive office is located at 60 Tower Road, Waltham, Massachusetts, 02451, United States. Unless otherwise indicated, all references to the “Company,” or the “Group” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd. (“GIS”), a United Kingdom corporation, Nano Dimension Technologies Ltd. (“Nano Tech”), an Israeli corporation, Essemtec AG (“Essemtec”) and Nano Dimension Swiss GmbH (“Nano Swiss”), Swiss corporations, Formatec Holding B.V. (“Formatec Holding”) (which is in the process of liquidation), Admatec Europe B.V. (“Admatec”) (which is in the process of liquidation) and Formatec Technical Ceramics B.V. (“Formatec”) (which is in the process of liquidation), Dutch corporations, Nano Dimension USA Inc. (“Nano USA”), a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH (“Nano Germany”) and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd. (“Nano Australia”), an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, and Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation. The Company engages in industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science. These solutions are used for design-to-manufacturing of electronics and mechanical parts by advanced industrial customers in aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

B.Material events in the reporting period
(1)Iron Swords War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks (the “Iron Swords War”). Following this, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the NIS. There has been no material impact on the Company’s operations and revenues.

(2)Desktop Metal and Markforged acquisitions
i.	On July 2, 2024, the Company entered into a definitive merger agreement with Desktop Metal, Inc. (NYSE: DM), pursuant to which a merger subsidiary wholly owned by the Company would merge with and into Desktop Metal. For further information on the consummation of the merger see Note 17 (events after the reporting date).

Desktop Metal, Inc offers a comprehensive portfolio of integrated additive manufacturing solutions comprised of hardware, software, materials, and services with support for metals, polymers, elastomers, ceramics, sands, composites, and biocompatible materials through pioneering a new generation of additive manufacturing technologies focused on Additive Manufacturing 2.0, the volume production of end use parts.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General (Cont.)

B.	Material events in the reporting period (Cont.)
ii.	On September 25, 2024, the Company entered into a definitive merger agreement with Markforged Holding Corporation (NYSE: MKFG), pursuant to which a merger subsidiary wholly owned by the Company would merge with and into Markforged. For further information on the consummation of the merger see Note 17 (events after the reporting date).

Markforged designs, produces and markets cloud-based software products (including its software enabled platform the Digital Forge) and hardware products, including precise and reliable 3D printers, proprietary metal and composite materials to bring industrial production to the point of need on the factory floor.

Note 2 – Significant Accounting Policies

A.	Conversion from IFRS to U.S GAAP:

After the Company issued its annual financial statements for 2024 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, the Company elected to change the basis of accounting used in preparing its financial statements from IFRS to United States generally accepted accounting principles (“U.S. GAAP”).

In these financial statements, the Company has applied U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB, on a fully retrospective basis

B.	Principles of Consolidation:

The consolidated financial statements include the accounts of the Group and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

C.	Use of Estimates:

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expense during the reporting period. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

D.	Functional Currency:

The Company’s functional currency is the U.S. dollars (“USD”). The USD is the currency that represents the principal economic environment in which the Company operates. Accordingly, foreign currency assets and liabilities are remeasured into USD at the end-of-period exchange rates except for non-monetary assets and liabilities, which are measured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred or the average exchange rate in the month in accordance with ASC 830, “Foreign Currency Matters”. Gains or losses from foreign currency exchange rate re-measurements and settlements are included in finance income (expenses), net in the consolidated statements of income (loss).

The functional currency of certain subsidiaries and associated companies is their local currency. The financial statements of those companies are included in the consolidated financial statements, translated into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented as other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

E.	Cash and cash equivalents:

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.	Deposits:

The Group has unrestricted bank deposits of $440,790 (2023- $541,967) which are presented under current assets. The deposits bear an annual and fixed interest rate of between 4.5%-6.25%.

The deposits period is between three months to one year.

The Group has restricted bank deposits of $1,305 (2023: $941). Restricted deposits of $757 for the lease of its offices and labs, $488 advance payment guarantee issued for customers and $60 for credit cards. The restricted deposits are not linked and bear an annual interest rate of 0.01%-4.56%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposits were classified as a non-current assets. The restricted deposit for the credit cards was classified as a current asset. $477 of the restricted deposits for the advance payment guarantees were classified as current assets and $11 were classified as a non-current assets.

G.	Fair Value Measurements:

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability, considering the principal or most advantageous market in which it would transact and assumptions that market participants would use when pricing the asset or liability, in an orderly transaction between market participants at the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of input may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Financial instruments consist of cash equivalents, deposits, trade receivables and other receivables, trade payables, accrued expenses, other current liabilities and derivative financial instruments. Derivative financial instruments are stated at fair value on a recurring basis. Cash equivalents, deposits, trade receivables, and other current receivables, trade payables, accrued expenses and other current liabilities, are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date.

The Group measures investment in marketable equity securities at fair value through profit and loss.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

G.	Fair Value Measurements (Cont.):

The Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total

Assets:
Marketable equity securities	$86,190	—	—	86,190
Total assets	$86,190	—	—	86,190

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total

Assets:
Marketable equity securities	$138,446	—	—	138,446
Total assets	$138,446	—	—	138,446

H.	Business Combinations:

The Group records acquisitions based on the fair value of the consideration transferred and then allocates the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date.

The excess of the value of consideration transferred over the aggregate fair value of those net assets is recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, especially with respect to intangible assets.

The Group estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Group’s consolidated statements of income (loss).

Acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent considerations are classified as a financial liability and remeasured at fair value at each reporting date, and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

H.Business Combinations (Cont.):

If share-based payment awards (“replacement awards”) are required to be exchanged for awards held by the acquiree’s employees (“acquiree’s awards”), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

I.	Intangible Assets:

Intangible assets consist of identifiable intangible assets that the Company has acquired. Intangible assets are recorded at fair value, net of accumulated amortization. The Company amortizes its intangible assets reflecting the pattern in which the economic benefits of the intangible assets are consumed. When a pattern cannot be reliably determined, the Company uses a straight-line amortization method. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances require a revision to the remaining period of amortization.

J.Goodwill:

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recorded. The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill. Goodwill is not amortized but is tested for impairment at least annually on December 31, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. To assess if goodwill is impaired, the Company performs a qualitative assessment to determine whether further impairment testing is necessary. The Company then compares the carrying amount of the single reporting unit to the fair value of the reporting unit. An excess carrying value over fair value would indicate that goodwill may be impaired.

K.Trade receivables, net:

On each reporting date, the Group assesses whether the trade receivables carried at amortized cost are credit-impaired. The Group’s policy for estimating the credit losses on trade receivables includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience.

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

L.Inventory:

Inventory is stated at the lower of cost or net realizable value based on the weighted average cost method.

We regularly review inventory for excess and obsolescence and record a provision to write down inventory to its net realizable value when carrying value is in excess of this value. The net realizable value considers our intent and ability to utilize the inventory prior to perishing as well as the estimated selling price and costs of completion and sale. We regularly review our inventory on hand, product development plans, and sales forecasts to identify carrying values in excess of net realizable value.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

M.Property plant and equipment:

Property, plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value.

The cost of printers used for internal purposes, which are classified as property, plant and equipment, includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of the fixed asset since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset Classification	Estimated Useful Life
Machinery, equipment and vehicles	4 to 14 years
Computers and peripherals (mainly 33%)	3 years
Office furniture and equipment	5 to 14 years
Leasehold Improvements	3 to 10 years
Buildings	28 years

N.	Impairment of Non-Financial Assets:

Management reviews non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted expected future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by comparing the carrying amount of the assets to their fair value.

O.Employee Related Obligations:

Post-employment benefits

The Group’s liability for severance pay for its Israeli employees is mainly calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds and insurance policies. For most of the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated balance sheets.

Post-employment benefits for Essemtec employees are treated as defined benefit plans. see Note 12.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

P.Revenue recognition:

The Company recognizes revenue in accordance with Accounting Standards Codification (‘‘ASC’’) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of the new revenue recognition accounting standard, the Company performs the following five steps:

●identifies the contract with a customer.
●identifies the performance obligations in the contract.
●determines the transaction price.
●allocates the transaction price to the performance obligations in the contract; and
●recognizes revenue when (or as) the entity satisfies a performance obligation.

The Group recognizes revenue when the customer obtains control over the promised goods or services. On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Group’s identified performance obligations include printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation.

In some cases, the Group recognizes a warranty as a distinct service to the customer and is, therefore, a distinct performance obligation.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Group expects to be entitled to for the promised goods based on the standalone selling prices (“SSP”) of the goods or services of each performance obligation.

If a stand-alone selling price is not directly observable, the Group allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed in accordance with the contract terms at a point in time.

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized at the time of performance.

Revenue from development services is recognized only when the relevant contractual milestone is achieved, and recognition is contingent upon such achievement.

When the consideration for the contract is in a form other than cash, the Group measures the non-cash consideration at fair value. In trade-up contracts, the Group delivers a new printer and receives previous model printer and cash. The Group needs to evaluate the fair value of the printer received. In doing so, the Group measures the difference between the SSP of the new printer and the cash received.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

Q.	Research and Development Costs:

Research and development costs, which consist primarily of salaries, share-based payments, materials consumption and costs associated with subcontracting certain development efforts, are expensed as incurred.

R.	Governmental grants:

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development.

S.	Contingent Liabilities:

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that liability has been incurred and the amount of the loss can be reasonably estimated. A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. A provision for legal claims is subject to subjective judgments, based on the status of such legal or regulatory proceedings, the merits of the Company’s defenses and consultation with corporate and external legal counsel. Actual outcomes may differ materially from the Company’s estimates. Legal costs associated with the proceedings are expensed as incurred.

T.	Cost of Revenue:

Cost of revenue is primarily comprised of the cost of consumables, support services and systems. The cost of revenue includes raw materials, materials and consumables, payroll and related expenses.

U.	Sales and Marketing:

Sales and marketing costs are expensed as incurred and are primarily comprised of personnel-related costs for the Company’s sales and marketing departments, as well as advertising and other demand generating services.

V.	Finance income and expenses:

Finance income is comprised of interest income on deposits, foreign currency gains and fair value changes of financial liabilities and assets through profit and loss.

Finance expenses are comprised of bank fees, exchange rate differences and fair value changes of financial liabilities through profit and loss.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

W.	Share-Based Compensation:

Share-based compensation expenses associated with share-based awards are recognized based on the fair value of the granted awards and are recorded as expenses over the requisite service period for share options and restricted stock units (RSUs). For awards with graded vesting schedules that are solely based on a service condition, the Company elects the straight-line recognition method for the entire award. The Company recognizes forfeitures of awards as they occur. The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton formula, Binomial pricing model or Monte Carlo simulations. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures). The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

X.	Leases:

Arrangements meeting the definition of a lease are classified as operating and are recorded on the consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term.

For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease payments that depend on an index measured using the index at the commencement date. Subsequent changes to the index or rate during the lease term are accounted for as variable payments which are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

The Group has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

Y.	Income taxes:

The Company is subject to income taxes in Israel, and other foreign jurisdictions (such as the U.S., Switzerland, Germany, England and more). These foreign jurisdictions may have different statutory rates than in Israel. Income taxes are accounted for in accordance with ASC 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowance in respect of deferred tax assets is provided for, if necessary, to reduce deferred tax assets is amounts more likely than not to be realized.

Taxes which would apply in the event of disposal of investment in foreign subsidiaries have not been considered in computing the deferred taxes, since the intention of the Company is to hold and not to realize the investment.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

Y.	Income taxes (Cont.):

The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement. Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

Z.	Treasury Shares:

The Company repurchases its ADS from time to time in the open market, or in other transactions, and holds such repurchased shares as treasury shares. The Company presents the cost to repurchase treasury ADS as a separate component and as a reduction of shareholders’ equity.

AA.	Basic and diluted loss per share:

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares outstanding during the financial year, adjusted for Ordinary Shares issued during the year, if applicable.

AB.	Concentration of Credit Risks:

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, bank deposits and accounts receivable.

The cash of the Group is deposited in Israeli, European and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2024, and 2023, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company’s accounts receivables are geographically diversified and derived primarily from sales in the United States, EMEA, and APAC. To manage its accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

The Company has not historically experienced any material credit losses related to individual customers or groups of customers in any specific area or industry.

AC.	Segment Information:

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level, see Note 16 (Segments).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 2 – Significant accounting policies (Cont.)

AD.	Recently Issued Accounting Pronouncements:

In December 2023, the FASB issued ASU No. 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures”, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This ASU is effective for the fiscal years beginning after December 15, 2024. Early adoption permitted. The Company does not expect the adoption of this guidance will have a significant impact on its consolidated financial statement and related disclosures and will adopt the guidance effective January 1, 2025. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of revenues, SG&A and research and development). Amounts remaining in relevant expense captions that are not separately disclosed will be described qualitatively. Certain amounts that are already required to be disclosed under currently effective U.S GAAP will be included in the same disclosure as the other disaggregation requirements. The amendments also require disclosing the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Note 3 - Trade receivables, net

	December 31,
	2023	2024

Trade receivables	$13,370	9,952
Allowance for doubtful accounts (*)	(660)	(811)
	$12,710	9,141

(*)Allowance for doubtful accounts derive from contracts with customers.

Note 4 – Other receivables

	December 31,
	2023	2024
Government authorities	$1,956	1,868
Prepaid expenses	1,777	1,402
Others	7,557	1,520
	$11,290	4,790

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 5 – Inventory

	December 31,
	2023	2024
Raw materials and work in progress	$12,134	10,721
Finished goods	6,256	6,178
	$18,390	16,899

In 2023, the Group’s warehouse located in the south of Israel suffered physical damage due to a direct missile hit related to the Iron Swords War, as described in Note 1(B)(1). As a result, damaged inventory in the amount of $4,959 was written off. The damage was covered by government authorities and the Company’s insurance policy, part of which was received in 2023, and the remainder in 2024. The net excess over the cost of the inventory damaged, was recognized as other income, $3,774 in 2023 and $371 in 2024.

Note 6 – Property plant and equipment, net

The following table presents the components of property, plant and equipment, net as of December 31, 2024 and 2023:

	December 31,
	2023	2024
Cost:
Machinery, equipment and vehicles	$19,049	16,893
Computers and equipment	5,027	5,096
Office furniture and equipment	1,853	1,831
Leasehold improvements	9,451	8,595
Buildings	6,781	6,297
Property, plant and equipment, gross	42,161	38,712
Accumulated depreciation	(25,445)	(24,569)
Property plant and equipment, net	$16,716	14,143

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 amounted to $1,712, $1,972 and $2,562, respectively. As part of the impairment testing of the reporting units, impairment losses of property, plant and equipment were recognized in 2022 in the amount of approximately $9,478. See Note 7.c. Impairment losses of property, plant and equipment were recognized in 2024 in the amount of approximately $1,283.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 7 – Intangible assets

A.	Composition:

	December 31,
	2023	2024
Original costs:
Technology	2,235	2,235
Total intangible assets cost	2,235	2,235
Accumulated amortization	(—)	(80)
Intangible assets, net	$2,235	2,155

Amortization expenses amounted to $2,002, $0 and $80 for the years ended December 31, 2022, 2023 and 2024, respectively.

B.	Additions and Acquisitions

In August 2023, the Group acquired the technology and intellectual property of the U.K.-based company Additive Flow, which supplies solutions for 3D design simulation and optimization, for 1,760 thousand GBP ($2,235). The technology is amortized from the date it is available for use through cost of revenues over the estimated useful life of 7 years.

C.Impairment testing for reporting units containing goodwill

The Company tests the recorded amount of goodwill for impairment on an annual basis on December 31 or more frequently if there are indicators that the carrying amount of the goodwill exceeds its carried value. The Company performed a goodwill impairment test as of December 31, 2022 related to goodwill acquired from the acquisition of GIS and Formatec Holding, at the Group’s level, since the goodwill cannot be allocated to individual reporting units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one reporting unit. Those technology assets could not be allocated reasonably and consistently to reporting units and therefore were allocated to the Group level.

The valuation was determined using the income approach valuation methodology. The income approach is based on the projected cash flows discounted to their present value using discount rates, that in the Company’s judgment, consider the timing and risk of the forecasted cash flows using internally developed forecasts and assumptions. Under the income approach, the discount rate used is the average estimated value of a market participant’s cost of capital and debt, derived using customary market metrics. The analysis included assumptions regarding the group’s revenue forecast and discount rates of 21% using a weighted average cost of capital analysis. The market approach was also considered; however, the income approach was chosen as the Company determined it was a better representation of the projected long-term performance.

The results of the quantitative test indicated the fair value of the GIS and Formatec Holding reporting units did not exceed their carrying amounts, including goodwill, in excess of the carrying value of the goodwill. As a result, an impairment loss of $40,523 was recognized in 2022. The impairment loss was allocated to goodwill, intangible assets and some of the property plant and equipment assets.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 8 – Subsidiaries

A.Details in respect of subsidiaries

Presented hereunder is a list of the main Group’s subsidiaries:

	Principal location of the	2024	2023
Name of company	company’s activity	%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%	100%
Nano Dimension GmbH	Germany	100%	100%
J.A.M.E.S GmbH	Germany	50%	50%
Essemtec AG	Switzerland	100%	100%
Nano Dimension Swiss GmbH	Switzerland	100%	100%
Global Inkjet Systems Ltd. (B)	UK	100%	100%
Formatec Holding B.V. (B)	Netherlands	100%	100%

B.	Acquisition of subsidiaries

The Company accounted for the following transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values.

Business combinations during 2022

(1)	Acquisition of GIS

On January 4, 2022, the Company acquired 100% of the shares and voting interests in GIS, a company incorporated under the laws of England and Wales. GIS is a developer and supplier of high-performance control electronics, software, and ink delivery systems. Taking control of GIS will enable the Group to access GIS’s technology and software, facilitating faster product development. The total consideration for this acquisition amounted to approximately $29.5 million, consisting of cash, deferred consideration, and earn-out contingent consideration.

The deferred consideration, totaling GBP 1,000 thousand (approximately $1,349 as of January 4, 2022), was scheduled to be paid on April 1, 2024. This deferred consideration for shareholders representing approximately 39% of the selling shareholders is contingent on their continued employment; therefore, this amount is not part of the business combination but rather classified as employee benefits, as described in Note 12.

The performance-based contingent consideration (Earn-Out) amounts to up to £7 million and is tied to specific performance targets, including EBITDA, gross profit, and revenues. In July 2022, an amendment to the GIS share purchase agreement was signed, updating the terms of the deferred and contingent consideration. The earn-out consideration for shareholders who represent approximately 39% of the selling shareholders, is contingent on their continued employment. Therefore, this amount is not part of the business combination, but of the employee benefits as described in note 12. During 2023 and 2022, the Company paid $5,544 and $1,163, respectively, to settle the earn-out contingent liability mentioned above.

The Group incurred acquisition-related costs of $1,094 of legal fees and due diligence costs. These costs have been included in other loss.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 8 – Subsidiaries (Cont.)

B.	Acquisition of subsidiaries (Cont.)
(2)	Acquisition of Formatec Holding

On July 7, 2022, the Group acquired 100% of the shares and voting interests in Formatec Holding. Formatec Holding is the owner of two Dutch companies: Admatec and Formatec. Admatec and Formatec operate in the field of 3D printing of non-electronic components from ceramic and metallic materials. Admatec is a manufacturer and marketer of these types of 3D printers and provides various services in this field of printing. Formatec develops and sells printers and materials and provides printing services to customers, both of models and of final products (which may also be produced using traditional systems, and not necessarily using 3D printing). Taking control of Formatec Holding will provide the Group access to Admatec’s and Formatec’s technology and customers, and benefit from its experienced scientists and engineers.

The total consideration for the purchased Formatec Holding shares was paid in cash in the amount of approximately $13,611.

The Group incurred acquisition-related costs of $888 of legal fees and due diligence costs. These costs have been included in other loss.

Note 9 – Other payables

	December 31,
	2023	2024
Accrued expenses and other	$7,152	5,723
Contract liabilities	3,857	3,523
Employees and related liabilities	11,252	9,918
Government authorities	2,686	3,130
	$24,947	22,294

Note 10 – Equity

A.	Share capital (in thousands of shares of NIS 5 par value per share)

	Ordinary shares
	2023	2024
Issued as of January 1	258,564	235,597
Repurchase of treasury shares	(32,016)	(26,043)
Exercise of warrants during the period	3,559	3
Exercise of share options and RSUs during the period	5,490	6,220
Issued and paid-in share capital as of December 31	235,597	215,777

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Equity (Cont.)

B.Treasury shares

As of December 31, 2024, the Company held 58,070,185 ordinary shares, constituting approximately 21.2% of its issued and paid-in share capital. The rights attached to the Company’s own shares that were acquired are suspended until their re-issuance.

In February 2023, the Company announced that it would put into action its previously announced share repurchase plan, or the $100 million Repurchase Plan, allowing it to invest up to $100 million to repurchase its ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and was later extended by an additional two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

In August 2023, the Company’s board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, the Company’s board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing it to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. As of the date hereof, Repurchase Plan has yet to go into effect.

C.Rights Plan:

In January 2024, the Company entered into a rights agreement, or the Rights Plan. The Rights Plan was designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over the Company. The Rights Plan expired on January 25, 2025.

D.Stock Options, RSUs and Warrants:

The Company has in effect the Employee Stock Option Plan (2015) (the “2015 Plan”).

The 2015 Plan was adopted by Company’s board of directors in February 2015, and expires in February 2025. On February 4, 2025, the Board resolved to extend the 2015 plan by an additional one-year period. Company’s employees, directors, officers, consultants, advisors, suppliers are eligible to participate in this plan.

On March 13, 2019, the Company’s board of directors adopted an appendix to the 2015 Plan for U.S. residents. Under this appendix, the 2015 Plan provides for the granting of options to U.S. residents in compliance with the U.S. Internal Revenue Code of 1986, as amended.

As of July 31, 2025, the number of Ordinary Shares remains available for new equity awards under the plan was 29,177,472.13,499,408 RSUs and options to purchase Ordinary Shares were issued and outstanding as of such date, including RSUs which were issued to employees of Desktop and Markforged to replace the RSUs they held in those companies prior to the acquisitions.

Of these outstanding awards, as of July 31, 2025, 1,053,402 options to purchase ordinary shares were vested and exercisable.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Equity (Cont.)

D.Stock Options, RSUs and Warrants (Cont.):

Stock options

1.	From 2022 to 2023, the Company granted a total of 2,940,000 non-tradable share options to employees, officers, and consultants, with varying vesting periods and exercise prices. No share options were granted during 2024. The share options vest over a period of three years to four years. The share options will be exercisable until the earlier of (a) the anniversary of the vesting date of such options, and (b) 90 days from the end of employment date, in consideration of an exercise price.
2.	A summary of the Company’s stock option activity and related information is as follows:

		Weighted
		average
	Number	exercise	Weighted average
	of options	price	intrinsic value
Outstanding on December 31, 2023	4,039,537	$2.02	$1.00
Granted	—	—	—
Exercised	(856,812)	0.74	1.70
Forfeited and expired	(555,630)	2.64	1.16

Outstanding on December 31, 2024	2,627,095	2.30	0.80
Exercisable as of December 31, 2024	1,421,261	2.38	0.79

3.	The Company used the Black-Scholes-Merton formula, Binomial pricing model or Monte Carlo simulations for determining the estimated fair value of stock-based compensation related to stock options. In applying this model, the Company uses the following assumptions:
●	Risk-Free Interest Rate: The risk-free interest rate is based on government debentures with maturities similar to the expected term of the options for each option group.
●	Volatility: The Company utilizes the trading history of its Common Stock to determine the expected stock price volatility for its Common Stock.
●	Expected Term: The Company determined the expected term based on general option holder behavior and expected share price
●	Expected Dividend Rate: The Company has not paid and does not anticipate paying any cash dividends in the near future on its common stock.

The table below summarizes the assumptions used in determining the fair value of the options granted in 2022-2023:

Range of expected share price volatility	103.2%-121.85%
Range of estimated life (years)	4.5-8
Range of weighted average of risk-free interest rate	4.33%-4.5%
Expected dividend yield	—

The weighted average fair values at grant date of options granted for the years ended December 31, 2023, and 2022 with an exercise price equal to the market value at the date of grant were $2.13 and $2.41 per share, respectively.

The total intrinsic value of options exercised during the years 2024, 2023 and 2022 was $1.4 million, $2.7 million and $4.8 million, respectively.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Equity (Cont.)

D.Stock Options, RSUs and Warrants (Cont.):

Restricted stock units (“RSU”)

1.	From 2022 to 2024, the Company granted a total of 22,810,136 RSUs to employees, officers, and consultants, with varying vesting periods. The RSUs vest over a period of two to four years.
2.	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 ordinary shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,756, and was recognized as post-acquisition compensation cost. With respect to these shares, the Group recorded expenses of $0.76 million in 2024 and $2.4 million in each of the years 2022 and 2023.

During 2024, 2023 and 2022, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2024: $363 (2023: $522; 2022: $489) was treated as repurchase of equity awards that was reduced from equity.

3.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 ordinary shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders for a period of two years following the acquisition. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $10,941, and were recognized as post-acquisition compensation cost.

During 2023 and 2022, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2023: $3,937; 2022: $516 was treated as repurchase of equity awards that was reduced from equity.

4.	A summary of the Company’s RSUs activity is as follows:

		Weighted
		average
	Number of Units	grant price
Outstanding on December 31, 2023	12,468,235	$3.33
Granted	5,817,136	2.40
Exercised	(4,869,624)	3.53
Forfeited	(2,522,359)	3.32

Outstanding on December 31, 2024	10,893,388	$2.75

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2024, 2023 and 2022 were $2.4, $2.59 and $3.0 per share, respectively.

The total fair value of shares exercised during the years 2024, 2023 and 2022 was $18.3 million, $32.3 million and $31.0 million, respectively.

As of December 31, 2024, the Company had approximately $25.2 million of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s, expected to be recognized over a weighted average period of 2.2 years.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Equity (Cont.)

D.Stock Options, RSUs and Warrants (Cont.):

Warrants

1.	A summary of the Company’s warrants activity and related information is as follows:

			Weighted
			average
		Weighted	remaining
		average	contractual
		exercise	life (in
	Warrants	price	years)
Outstanding on December 31, 2023	36,465,771	$6.30	1.18
Granted	—
Exercised	(41,540)	2.50	0.33
Expired	(1,606,605)	7.48	—

Outstanding and exercisable as of December 31, 2024	34,817,626	$6.26	1.24

2.	Warrants Issued in September 2020

In August 2020, following the approval of the Company’s shareholders, in consideration for his services as the Company’s Chief Executive Officer, and as appropriate incentive, the Company entered into a private placement of warrants, or the Stern Transaction, with the Company’s Chief Executive Officer, Mr. Yoav Stern. In consideration of $150,000, the Company issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. The warrants are held in the name of Stern YOI Ltd. Partnership, of which Mr. Stern is a managing partner. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. In the same general meeting of shareholders that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s Chairman and Chief Executive Officer.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Equity (Cont.)

D.Stock Options, RSUs and Warrants (Cont.):

Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs, and warrants is included in the consolidated statements of income as follows:

	For the year ended December 31
	2022	2023	2024

Cost of revenues	$666	811	938
Research and development expenses	12,708	10,297	6,079
Sales and marketing expenses	6,564	4,891	1,649
General and administrative expenses	11,276	6,111	7,055
	$31,214	22,110	15,721

Note 11 – Revenues

The Company has one operating segment, which generates revenue via industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science.

Revenues per geographical location:

	For the year ended December 31
	2022	2023	2024
Americas	$14,309	22,340	21,010
APAC	4,361	2,947	3,393
EMEA	24,963	31,027	33,372
Total revenue	$43,633	56,314	57,775

Timing of revenue recognition:

	For the year ended December 31
	2022	2023	2024
Services transferred over time	$3,217	4,590	5,453
Goods transferred at a point in time	40,416	51,724	52,322
Total revenue	$43,633	56,314	57,775

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	For the year ended December 31
	2023	2024
Trade receivables	$12,710	9,141
Contract liabilities	$3,857	3,523

The contract liabilities primarily relate to the advance consideration received from customers for contracts giving yearly maintenance for the printer. The revenue is recognized in a straight-line basis over the contracts’ period.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 11 – Revenues (Cont.)

Contract costs

Management expects that commissions paid to agents for obtaining contracts are recoverable. The Group recognizes incremental costs for obtaining the contract as an expense as incurred, where the amortization period of the asset it would have otherwise recognized is one year or less.

Note 12 – Employee Benefits

Employee benefits include post-employment benefits, short-term benefits, termination benefits, and share-based payments.

With regards to share-based payments, see Note 10.

A.Composition of employee benefits:

	December 31,	December 31,
	2023	2024
Presented under current liabilities – other payables:
Short-term employee benefits	$11,252	9,918
Total	11,252	9,918

Presented under non-current liabilities – employee benefits:
Long-term employee benefits	289	—
Recognized liability for defined benefit obligation, net	2,484	4,700
Total	$2,773	4,700

Following note 8(B)(1), the amounts detailed above include 39% of the deferred and contingent consideration arises from acquisition of GIS, for selling shareholders that require continued employment in order to be entitled to this consideration, in the amount of $453 (2023 - $344) and $0 (2023 - $289) in short-term and in long-term, respectively.

B.	Post-employment benefit plans – defined benefit obligation

Essemtec, a subsidiary of the Company, located in Switzerland, participates in a defined benefit obligation. Employees in Switzerland are insured against the risks of old age, death and disability. The supreme governing body of the pension fund is the Foundation Council, which is made up of an equal number of representatives from the employees and the employer. The pension fund rules, together with the legal provisions concerning occupational pension plans, constitute the formal regulatory framework of the pension plan. Essemtec is affiliated to the collective foundation Bâloise Collective BVG foundation. All benefits in accordance with the regulations are reinsured in their entirety with Bâloise within the framework of the corresponding contract. This pension solution reinsures the risks of disability, death and longevity with Bâloise. Bâloise invests the vested pension capital and provides a 100% capital and interest guarantee. This plan is not fully insured in the event of termination of the contract.

The standard retirement age is 65 for women and men. Employees are entitled to early retirement with a reduced old-age pension. The amount of the old-age pension is the result of multiplying the individual retirement savings account at the time of retirement by a conversion rate set out in the pension-fund rules. The retirement benefits can also be paid out in the form of a capital payment either in full or in part. The amount of disability pensions is determined as a percentage of the insured salary and is independent of the number of years of service.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 12 – Employee Benefits (Cont.)

B.	Post-employment benefit plans – defined benefit obligation (Cont.)

The Group’s defined benefit obligations and the related defined benefit costs are determined at each balance sheet date by a qualified actuary using the Projected Unit Credit Method. The amount recognized in the consolidated balance sheet represents the present value of the projected benefit obligation reduced by the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

1.	Plan assets

As of December 31, 2024, plan assets were comprised of qualifying insurance policies of $17,908 (December 31, 2023: $17,109).

The assets include free funds and reserves such as fluctuation reserves, employer contribution reserves, and others.

The plan assets are accounted for at fair value and are categorized as Level 3 in the fair value hierarchy.

2.	Movement in net defined benefit liabilities (assets) and in their components

	Projected benefit obligation		Fair value of plan assets*		Net defined benefit liability (asset)
	2023	2024	2023	2024	2023	2024
Balance as of January 1	$14,101	19,593	(12,913)	(17,109)	1,188	2,484
Included in profit or loss
Current service cost	459	607	—	—	459	607
Past service cost	(385)	(223)	—	—	(385)	(223)
Interest cost (income)	341	356	(312)	(310)	29	46
Administrative cost	24	30	—	—	24	30
Effect of movements in exchange rates	1,404	(1,399)	(1,286)	1,222	118	(177)
Included in other comprehensive income
Actuarial loss (gain) arising from financial assumptions	1,284	2,356	—	—	1,284	2,356
Actuarial loss arising from other assumptions	—	930	—	—	—	930
Return on plan assets excluding interest income	—	—	361	(523)	361	(523)
Effect of movements in exchange rates	260	(127)	(185)	53	75	(74)
Other movements
Contributions paid by the employer	—	—	(669)	(756)	(669)	(756)
Contributions paid by the employees and plan participants	3,207	1,780	(3,207)	(1,780)	—	—
Benefits paid	(1,102)	(1,295)	1,102	1,295	—	—
Balance as of December 31	$19,593	22,608	(17,109)	(17,908)	2,484	4,700

3.	The defined benefit liability is attributed to the plans’ participants as follows:
-	Active members: 94% (2023: 95%)
-	Pensioners: 6% (2023: 5%)

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 12 – Employee Benefits (Cont.)

B.Post-employment benefit plans – defined benefit obligation (Cont.)

4.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2023	2024
	%	%
Discount rate as of December 31	1.9	0.85
Future salary growth	1.9	1
Interest rate on the savings account	1.9	1.25
Price inflation	1.9	1
Social security increase	1.9	1
Future pension growth	0	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

Changes in actuarial gains and losses in the projected benefit obligation are generally driven by discount rate movement. We use the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis.

5.	Effect of the plan on the Group’s future cash flows

The Group expects $736 in contributions to be paid to the funded defined benefit plan in 2025.

On December 31, 2024, the weighted-average duration of the defined benefit obligation was 15.2 years (2023: 13.9 years).

C.Termination liability

In 2023 the Company’s board of directors approved, as part of a reorganization plan in several departments of the Company, an employment termination of Company employees worldwide, with preferable terms.

In 2023, an expense related to payroll compensation due to this plan, in the amount of $2,147, was recognized in other expenses. As of December 31, 2023 the remaining termination liability in the amount of $1,488 was presented under other payables and was paid during 2024.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 13 – Leases

Information regarding material lease agreements

A.	The Group leases vehicles for approximately three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarters staff, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal.
B.	The Group leases offices in Ness-Ziona, Israel for a contractual period of up to five years under a few different contracts for different floors used for offices, labs and manufacturing facilities. The contractual periods of the aforesaid lease agreements end in August 2024, November 2026 and July 2027. In September 2024 the group extended its lease offices in Ness-Ziona by an additional two years until September 2026, recognizing additional $596 right-of-use-asset The Group also leases offices in Tel Aviv, Israel, for a contractual period of five years, which ends in March 2027, offices in Waltham, Massachusetts, U.S., for a contractual period of seven years, which ends in February 2029, in Munich, Germany for a contractual period of five years, which ends in December 2027 and, in Alkmaar and Goirle, Netherland for a contractual period of five and seven years, which end in April 2028 and April 2029 respectively. In December 2023, the Group extended its offices lease in Goirle, Netherland until March 2029, recognizing an additional $613 right-of-use-asset.

The lease payments in some of the Group’s leases in Israel and Germany are linked to the local consumer price indexes known on the lease’s date of inception.

The Group has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

Rent expenses under the Company’s operating lease agreements were $4.4 million, $5.0 million and $4.7 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The following summarizes quantitative information about the Company’s operating leases:

	For the year ended December 31
($ in thousands)	2022	2023	2024
Operating lease costs	$4,228	4,809	4,455
Variable lease costs	211	268	249
Finance income	(826)	—	(220)
Total	$3,613	5,077	4,484

	For the year ended December 31
($ in thousands)	2022	2023	2024
Operating cash flows from operating leases	$3,914	4,823	4,524
Weighted Average remaining lease term	4.44	4.00	3.06
Weighted Average discount rate	7.01%	6.87%	6.93%

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 13 – Leases (Cont.)

Information regarding material lease agreements (Cont.)

Future minimum lease payments under our operating leases are as follows as of December 31, 2024, excluding short-term leases, are as follows:

($ in thousands)
Year ended December 31, 2025	$3,835
Year ended December 31, 2026	3,818
Year ended December 31, 2027	2,368
Thereafter	1,513
Total future lease payment	$11,534
Less Present value discount	(1,406)
Minimum lease payments	$10,128

Note 14 – Commitments and contingencies

A.Litigation:

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., (collectively “Murchinson”) filed a statement of claim in the Central District Court in Israel (the “Court”), alleging that certain shares of the Company, registered under Form S8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. The Company filed a statement of defense and certain discovery affidavits were exchanged between the parties. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On February 27, 2023, the Company filed a statement of claim in the Central District Court in Israel, alleging that Murchinson had no right, pursuant to Israeli law, to convene a special meeting of shareholders because they were not shareholders of the Company (but rather ADS holders). Murchinson filed a statement of defense and certain discovery affidavits were exchanged between the parties. Following a pre-trial hearing on June 18, 2023, the Court ordered that the matter will be stayed until the Court rules on the claim that Murchinson filed on March 26, 2023 (as detailed below). On November 21, 2024, the Court ruled in favor of Murchinson in the statement of claim that Murchinson filed on March 26, 2023. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On March 26, 2023, Murchinson filed a statement of claim, along with a motion for temporary injunctive relief, in the Central District Court in Israel, alleging that Murchinson had the right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023, and that the resolutions approved in that special general meeting were legal and binding. On November 21, 2024, the Court issued its ruling on the claim. The Court accepted Murchinson’s claim that as ADR holders of the Company, Murchinson were within their rights to convene the special meeting of shareholders on March 20, 2023, and therefore the special meeting of shareholders was legal and binding. Consequently, the Court ruled that the resolutions adopted at the special meeting of shareholders on March 20, 2023 were valid and binding. The Court also ordered the Company to pay Murchinson 200,000 NIS in legal fees. On January 20, 2025, the Court’s ruling became final (considering that the Company did not file an appeal until that date). On December 11, 2024, Murchinson sent a demand letter in which it demanded that the Company reimburse their costs related to the special meeting of shareholders on March 20, 2023, including litigation costs, pursuant to section 64(b) of the Companies Law. Murchinson did not commence a legal proceeding in connection with this demand letter. At this stage, the Company cannot estimate the chances of the demand to be accepted.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 14 – Commitments and contingencies (Cont.)

A.Litigation (Cont.):

On August 31, 2023, Murchinson filed a statement of claim in the Central District Court in Israel, against the Company and Mr. Yoav Stern, alleging that the Company wrongfully counted certain proxy cards during the Company’s annual general meeting of shareholders held on September 7, 2023 and that as a result certain members of the board were removed and replaced by Murchinson’s nominees and other members of the board were removed entirely. The Company filed a counterstatement of claim on January 18, 2024, and its statement of defense on January 21, 2024. On September 23, October 27 and November 25, 2024, hearings were held. On April 23, 2025, the Company filed a motion to schedule a hearing regarding the need (or lack thereof) to adjudicate the claim and counterclaim, alleging that this matter had become moot due to changes in the Company’s board of directors that took place in the recent months. Murchinson filed its response to the motion and the response on April 29, 2025. On April 30, 2025, the court granted the Company’s motion to extend the deadline for filing briefs, and set the deadline for submitting briefs for June and July 2025. On May 19, 2025, the Company filed motions to dismiss the claim, claiming that due to changes in the Company’s board of directors the claims had become moot. On June 9, 2025, Murchinson filed their responses to the motions to dismiss. On June 12, 2025, Murchinson filed its summary brief. On July 16, 2025, the court granted the Company’s motion to extend the deadline for filing briefs within 30 days from the date of the decision on the motions to dismiss. A hearing is scheduled for September 7, 2025.

On March 27, 2023, the Company filed a complaint in the United States District Court for the Southern District of New York, alleging that EOM Management LTD, Nomis Bay Ltd., and BPY Ltd. (together in this paragraph, “Murchinson”), Anson Advisors Inc., Anson Funds Management LP, and Anson Management GP LLC (together, “Anson”), and Boothbay Fund Management, LLC, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP (together, “Boothbay”) improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws and New York law. The complaint also alleged that the defendants’ conduct violated Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. On May 2, 2023 and June 23, 2023, Murchinson and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed the Company’s federal securities claims against Murchinson, Anson, and Boothbay and declined to exercise supplemental jurisdiction concerning the Company’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the District Court’s decision to dismiss the Company’s claims arising under Section 13(d) of the Exchange Act. On May 20, 2024, the United States Court of Appeals for the Second Circuit affirmed the District Court’s decision.

On July 14, 2023, the Company filed a complaint in the Supreme Court of the State of New York, alleging that Murchinson and Anson breached multiple provisions of the contract that governs their holdings of ADS certificates of the Company. On August 3, 2023, the Supreme Court of the State of New York denied the Company’s motion for a preliminary injunction and temporarily stayed the Company’s claim until the Central District Court in Israel issued a ruling regarding Murchinson’s right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023. On July 31, 2025, the Company served and filed a Notice of Discontinuance, which disposed of all claims in this action without prejudice.

On May 1, 2023, Murchinson filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company and its directors violated New York Civil Rights Law §§ 70a and 76a when they initiated the above-referenced litigation in the United States District Court for the Southern District of New York. On August 9, 2023, the Company filed a motion to dismiss the complaint in its entirety. On April 24, 2025, the motion to dismiss hearing was held before Judge Rochon. On May 14, 2025, the Southern District of New York granted the Company’s motion to dismiss for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6) and dismissed the complaint with prejudice.

On July 20, 2023, Mr. Kfir Sapir, an ADR holder of the Company, filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, in which he claimed that the directors breached their fiduciary duties in connection with the takeover bid the Company made in 2023 to acquire shares of Stratasys Ltd. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is held on June 11, 2025, in which the court ordered the claimant to notify the court by June 19, 2025, whether he wishes to maintain the motion to certify a derivative action or seeks to withdraw it. On July 10, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on July 28, 2025.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 14 – Commitments and contingencies (Cont.)

A.Litigation (Cont.):

On December 7, 2022, Mr. Kfir Sapir, an ADR holder of the Company, filed a discovery motion, in advance of a motion to certify a derivative action against the Company and its directors, in the Tel Aviv District Court in Israel, in which he requested the discovery of certain documents relating to the Company’s acquisition of DeepCube Ltd. (“DeepCube”). On October 19, 2023, following a response filed by the Company and based on Mr. Sapir’s statement that he intended to file a motion to certify a derivative action, the Court dismissed the discovery motion without prejudice. On September 5, 2023, Mr. Sapir filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, alleging that the Company’s acquisition of DeepCube was unreasonable and that the directors breached their fiduciary duties by approving the acquisition of DeepCube.

The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for September 16, 2025.

On March 18, 2024, the Company filed a statement of claim, along with a motion for temporary injunctive relief, against Murchinson and Mr. Moshe Sarfati (“Sarfati”), a senior analyst at Murchinson, in the Central District Court in Israel, alleging that Murchinson and Sarfati breached their duty of good faith towards the Company and committed tortious interference with prospective business relationships by contacting senior officers at certain third-party companies with whom the Company had business discussions. Murchinson and Sarfati filed a response, and later, following the Court’s recommendation, the parties filed summary briefs. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On December 16, 2024, Desktop Metal, Inc. filed a lawsuit against the Company and Nano US I, Inc. in the Court of Chancery of the State of Delaware. Desktop Metal alleged that the Company was in breach of the Agreement and Plan of Merger dated July 2, 2024, in which the Company agreed to acquire Desktop Metal in an all-cash transaction. Desktop Metal asserted that the Company was in breach because it failed to use “reasonable best efforts” to obtain regulatory approval from the Committee on Foreign Investment in the United States. Following trial on March 11-12, 2025, on March 24, 2025, the Court found for Desktop Metal and specifically instructed Nano to close its merger with Desktop Metal. The Company and Desktop Metal closed their merger on April 2, 2025.

On December 31, 2024, Desktop Metal, Inc. filed a lawsuit against the Company, Nano US I, Inc., Nano US II, Inc., and Markforged Holding Corporation in the Court of Chancery of the State of Delaware. Desktop Metal alleged that the Company was in breach of the Agreement and Plan of Merger dated July 2, 2024, in which the Company agreed to acquire Desktop Metal. On January 13, 2025, the Court granted Desktop Metal’s motion to expedite and set this lawsuit for trial on the same schedule as Desktop Metal, Inc. v. the Company and Nano US I, Inc., C.A. No. 2024-1303-KSJM. On January 22, 2025, Desktop Metal filed a Notice of Voluntary Dismissal of Markforged. The Company and Markforged closed their merger on April 25, 2025.

On July 8, 2025, Quinn Emanuel Urquhart & Sullivan, LLP (“Quinn”) filed a lawsuit against Nano Dimension Ltd. and Ofir Baharav, seeking to recover approximately $30 million allegedly owed to Quinn under Quinn’s contract with Desktop Metal. On August 1, 2025, defendants removed the action to the United States District Court for the District of Massachusetts on the ground that it is related to the bankruptcy cases filed by Desktop Metal and certain of its subsidiaries. Under a stipulation between the parties, defendants’ deadline to respond to the complaint is September 11, 2025.

On July 29, 2025, a former employee of the Company, filed a lawsuit against Nano Dimension USA, Inc. in the Superior Court of the Commonwealth of Massachusetts. The former employee alleged that the Company is in breach of his employment and other agreements and violated the Massachusetts Wage Act because it allegedly failed to provide certain pay and other benefits due to him.

On August 7, 2025, CRA International, Inc. filed a lawsuit against Nano Dimension Ltd. and Markforged Holding Corporation in the Superior Court of the Commonwealth of Massachusetts. CRA International alleged that the defendants breached an agreement with CRA International and violated Massachusetts consumer protection laws by allegedly failing to pay certain invoices associated with services performed by CRA International.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 14 – Commitments and contingencies (Cont.)

A.Litigation (Cont.):

On August 7, 2025, two former executives of Desktop Metal, filed a lawsuit against Nano Dimension Ltd. in the Court of Chancery of the State of Delaware. In said lawsuit, they alleged that the Company was in breach of the Agreement and Plan of Merger dated July 2, 2024, in which the Company agreed to acquire Desktop Metal, which they contend obligated the Company to cancel and replace outstanding, unvested RSUs issued by Desktop Metal them with Nano RSUs, which they further allege should have fully vested upon their resignations.

B.	Royalties to the Israel Innovation Authority (“IIA”):

Between the years 2014 to 2024, Nano Tech received several grants from the Israeli Innovation Authority (“IIA”), to finance development projects in an aggregate amount of up to $8,745, while the IIA share of financing the aforesaid amount was in a range of 30% to 85% of expenditures. As of December 31, 2024, Nano Tech received grants in the aggregate amount of $3,843. In consideration, Nano Tech undertook to pay the IIA royalties at the rate of 3% of the future sales up to the amount of the grants received. As of December 31, 2024, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $2,673 million plus interest which may be increased, depending on the manufacturing volume that is performed outside Israel.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Income Tax

A.	Corporate tax rate

The Company is tax registered in Israel and is subject to the Israeli corporation tax at 23% in 2018 thereafter.

B.	Benefits under the Law for the Encouragement of Industry (Taxes)
a.	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969, and accordingly they are entitled to benefits, of which the most significant are, under limited conditions, the possibility of submitting consolidated tax returns with related Israeli companies and amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.
b.	The Company and certain subsidiaries are submitting a consolidated tax return to the tax authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.
C.	Description of the implications of the tax laws applicable to affiliated companies incorporated outside of Israel

The Group companies operating outside of Israel are subject to the tax laws applicable in the countries of residence and the activity of those companies. The tax rate applicable to material companies outside of Israel are:

Companies incorporated in Switzerland (varies from canton to canton) - tax rate of 12% (the relevant canton).

Company incorporated in UK - tax rate of 19% until March 31, 2023 and 25% from April 1, 2023, onward.

Companies incorporated in Netherlands - tax rate of 25% for taxable income above Euro 200 thousand and tax rate of 19% for taxable income up to Euro 200 thousand.

Company incorporated in U.S. - tax rate of 21%.

Companies incorporated in Germany - tax rate of 15.8%.

D.	Composition of income tax expense (income)

	Year ended December 31
	2022	2023	2024
Current tax expense	$845	73	397
Deferred tax expenses (income)	(581)	(11)	—
Income tax expense (income)	$264	62	397

E.	Loss before taxes on income is comprised as follows:

	Year ended December 31
	2022	2023	2024
Domestic	$(217,330)	(45,319)	(83,768)
Foreign	(12,348)	(11,694)	(15,693)
	$(229,678)	(57,013)	(99,461)

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Income Tax (Cont.)

F.	Deferred tax assets and liabilities

The components of the net deferred tax asset as of December 31, 2024 and 2023 are the following:

	December 31,
	2023	2024
Carry forward tax losses	$66,434	93,628
Development expenses	10,017	6,464
Unrealized loss on securities	9,046	21,065
Accrued employee costs	442	436
Other	33	—
Deferred tax assets before valuation allowance	85,972	121,593

Less: valuation allowance	(85,972)	(121,593)
Total deferred tax assets	—	—

Deferred tax liabilities:
Other	(75)	—
Deferred tax assets before valuation allowance	$(75)	—

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of all positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Realization of the deferred tax assets is substantially dependent on the Company’s ability to generate sufficient taxable income within certain future periods. Management has considered the Company’s history of cumulative tax and book losses incurred since inception, and the other positive and negative evidence, and has concluded that it is more likely than not that the Company will not realize the benefits of the net deferred tax assets as of December 31, 2024 and 2023. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2024 and 2023. The valuation allowance increased by a net of $36 million during the current year.

G.	Tax assessments

The Israeli entities have final tax assessments until and including the 2019 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2024, and 2023, the Group had net operating loss carryforwards of approximately $412 million and $292 million, respectively. The Group also has capital loss for tax purposes of approximately $88 million.

I.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986.

As a “Foreign investment company” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986, from January 2018. Accordingly, its taxable income or loss is calculated in USD.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Income Tax (Cont.)

J.	During 2022, the Company completed a merger of two of its subsidiaries, that are located in Israel. NanoFabrica and DeepCube were merged into Nano Tech. The merger was approved by the Israeli tax authorities.
K.	Reconciliation of the theoretical effective tax rate:

The main reconciliation of the corporation tax rate to the Company’s effective tax rate is the change in valuation allowance and certain nondeductible expenses associated with stock-based compensation.

	Year ended December 31
	2022	2023	2024

Statutory tax rate in Israel	23%	23%	23%
Nondeductible items	(3)%	(9)%	(4)%
Change in valuation allowance	(20)%	(14)%	(19)%

Income tax expense (income)	—	—	—

Note 16 – Segments

In the operation of the business, the Chief Executive Officer, who is the Company’s chief operating decision maker, reviews the business as one operating and reportable segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly reviewed by the CODM, in deciding how to allocate resources and assess performance. The CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There are no expenses or assets information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net income as shown in our consolidated statement of operations. The CODM considers net income in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

Note 17 – Events after the reporting date

A.	After the reporting period, the Company granted 8,711,279 RSUs to employees, officers and directors of the Company, which mainly consist of replacement awards to Markforged and Desktop Metal employees. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years. The total value of those awards was $14,355,259.
B.	On April 2, 2025, the Company consummated the merger with Desktop Metal and acquired 100% of its shares for an aggregate consideration of approximately $180.3 million - $179.3 million, or $5.295 per share, in cash and $1.0 million related to the replacement of Desktop Metal’s stock options with the Company’s RSUs. On July 28, 2025, following a process conducted by Desktop Metal’s independent Board of Directors to explore available strategic alternatives and address Desktop Metal’s significant liabilities and liquidity needs stemming from decisions made by its prior management, Desktop Metal and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Desktop Metal’s chapter 11 filing was authorized by its independent Board of Directors. As part of its and its subsidiaries’ chapter 11 cases, which are pending and are being jointly administered by the Bankruptcy Court under Case No. 25-90268 (CML), Desktop Metal has obtained approval from the Bankruptcy Court to sell various of its assets pursuant to section 363 of the Bankruptcy Code. The Company is examining the effect of Desktop Metal’s filing for Chapter 11 on its 2025 financial statements.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Events after the reporting date (Cont.)

On April 25, 2025, the Company consummated the merger with Markforged and acquired 100% of its shares for an aggregate consideration of approximately $116.2 million - $115.1 million, or $5.00 per share, in cash and $1.1 million related to the replacement of Markforged’s stock options with the Company’s RSUs. The transaction will be accounted for as a business combination, and the assets acquired and liabilities assumed from MarkForged will be recorded at fair value as of the acquisition date.

Given the proximity between the transactions’ closing dates and the Company’s Annual Report, the preliminary purchase price allocation has not yet been completed. Management expects to complete the purchase price allocation by the end of 2025 and that the main assets will include accounts receivable, inventories, property and equipment, customer relationship, technology and goodwill.

In 2024, expenses related to Desktop and Markforged transaction costs were approximately $6.0 million.

C.	After the reporting period, the Company has entered into separation agreements with the following members of senior management: Tomer Pinchas (former CFO and COO), Nick Geddes (former Senior CTO) and Zivi Nedivi (former President).
D.	After the reporting period, the Company implemented a complete cost reduction program for the DeepCube and Nano Fabrica product lines.
E.	After the reporting period, on April 27, 2025, the shareholders of J.A.M.E.S. GmbH resolved to initiate a voluntary liquidation process. Accordingly, J.A.M.E.S. GmbH has ceased its operations and nominated a liquidator.
F.	After the reporting period, on April 29, 2025, Formatec Holding B.V., Admatec Europe B.V. and Formatec Technical Ceramics B.V. filed for bankruptcy. The application was approved by the applicable court and the bankruptcy process is ongoing.